Exhibit (p)(6)

Broadmark Asset Management LLC

CODE OF ETHICS

1.1	Introduction

This Code of Ethics (the “Code”) has been formally adopted by the COC of Broadmark Asset Management LLC (“the Adviser” or the “Firm”), and shall be effective December 1, 2016. The Code shall serve as the Code of Ethics required by Rule 204A-1 (promulgated under the Investment Advisers Act of 1940) and Rule 17j-1 (promulgated under the Investment Company Act of 1940) and is applicable to all “access persons” (as defined in Exhibit A) of the Firm, including designated contractors. The CCO of the Firm, (except as specifically noted herein) shall be responsible for maintaining and enforcing this Code.

In our efforts to ensure that the Adviser maintains and enhances its reputation for integrity and high ethical standards, it is essential not only that the Firm and its access persons comply with all relevant federal and state securities laws, but also that we maintain high standards of personal and professional conduct. This Code is designed to help ensure that we conduct our business consistent with these high standards, and incorporates the primary principles of fiduciary duty, integrity and professionalism that are the guiding principles of the CFA Institute Asset Manager Code of Professional Conduct.

1.2	Standards of Business Conduct

As a registered investment adviser, the Firm and its access persons owe a fiduciary duty to our clients that require each of us to place the interests of our clients ahead of our own interests. A critical component of our fiduciary duty is to avoid and/or disclose potential conflicts of interest. Accordingly, all access persons must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of our advisory clients. Please bear in mind that a conflict of interest can arise even if there is no financial loss to our clients and regardless of the access person’s motivation. As part of the larger theme of the Firm and access persons acting in a fiduciary manner, we will act with independence, objectivity, skill, competence, and diligence in all interactions with our clients.

The Code is designed to address and avoid potential conflicts of interest relating to personal trading and related activities and is based on three underlying principles:

A.

We must at all times place the interests of our advisory clients first. In other words, as a fiduciary you must scrupulously avoid serving your own personal interests ahead of the interests of the Firm’s advisory clients and must serve the clients’ needs in a timely and accurate manner.

B.

We must make sure that all personal securities transactions are conducted consistent with this Code and in such a manner as to avoid any actual or potential conflicts of interest or any abuse of an individual’s position of trust and responsibility. In this regard, it is important to remember that all access persons are not permitted to conduct any activities indirect that cannot be done direct. Any circumvention of the Code is strictly prohibited.

Exhibit B

C.

Investment advisory personnel should not take inappropriate advantage of their positions. The receipt of investment opportunities, perquisites, or gifts greater in value than $100, from persons seeking to do business with the Adviser, could call into question the exercise of your independent judgment and are not allowed.

The Code contains a number of “requirements” and procedures relating to personal trading by the Adviser’s access persons and their families. It is your responsibility to become familiar with the Code and abide by the Code. Violations of the Code will be taken seriously and could result in sanctions against the violator, which sanctions can include termination of employment. Further, violations of the Code may constitute violations of federal and/or state laws and may require reporting to the proper authorities upon discovery.

The Code specifically prohibits the following:

◾	Guarantees Against Loss
No access person may guarantee a client or investor against losses with respect to any securities transactions or investment strategies.

◾	Guarantees or Representations as to Performance

No guarantee may be made that a specific level of performance will be achieved or exceeded on or by a future date. Any mention of an investment’s past performance or value must include a statement that it does not necessarily indicate or imply a guarantee of future performance or value.

◾	Sharing in Profits or Losses
No access person may share in the profits or losses of a client’s account except with the prior written approval of and under such conditions or restrictions as may be required by the CCO.

◾	Borrowing From or Lending to a Client
No access person may borrow funds or securities from, or lend funds or securities to, any client of the Firm without written approval of the CCO.

◾	Acting as Custodian or Trustee for Client or Investor

No access person may act as custodian of securities, money or other funds or property of a client (or investor) or act or serve as a trustee of any client. [Any exceptions must be approved by the CCO.]

Whether or not a specific provision of the Code addresses a particular situation, you must conduct your personal trading activities in accordance with the general principles contained in the Code and in a manner that is designed to avoid any actual or potential conflicts of interest.

Because governmental regulations and industry standards relating to personal trading and potential conflicts of interest can change over time, the Adviser reserves the right to modify any or all of the policies and procedures set forth in this Code. Any material change to this Code must first be approved by the COC of the Firm.

Should the Adviser revise the Code, you will receive written notification and a copy of such amendment(s) from the CCO. It is your responsibility to familiarize yourself with any modifications to the Code.

2	Exhibit B

By accepting and/or continuing your employment with the Firm, you have agreed to be bound by this Code. If you have any questions about any aspect of the Code, or if you have questions regarding application of the Code to a particular situation, contact the CCO.

1.3	Compliance with Laws, Rules and Regulations

All access persons are required to follow the federal securities laws (as defined in Exhibit A), state securities laws, rules, regulations and internal policies governing the Firm’s operations and advisory business. The Adviser insists on strict compliance with the spirit and the letter of these laws and regulations. Because the Adviser’s reputation is an important asset and because the Firm is judged by the conduct of its access persons, access persons must avoid not only actual impropriety but also the appearance of impropriety.

Access persons should seek guidance from the CCO whenever they are in doubt as to the applicability of any law, rule or regulation regarding any contemplated course of action. The Firm holds information and training sessions to promote compliance with federal and state securities laws, rules and regulations. Access persons should consult the various guidelines and policies which the Firm has prepared in accordance with specific laws and regulations. A good guideline, if in doubt on a course of action, is “Ask first, act later”. If you are unsure of what to do in any situation, seek guidance from the Chief Compliance Officer before you act.

1.4	Securities Holdings and Transaction Reports

All “access persons” (as defined in Exhibit A) must submit to the Compliance Officer or his designee their personal securities holdings and transaction reports for any “reportable security” (as defined in Exhibit A) in which the access person had, or acquires, any direct or indirect “beneficial ownership” (as defined in Exhibit A). An access person is presumed to be a beneficial owner of securities that are held by any immediate family members sharing the access person’s household. The CCO shall maintain, and attach to the Code, a current list identifying all access persons of the Firm. [Please see Exhibit B(1)]

A.	Securities Holdings Reports:

In order to address potential conflicts of interest that can arise when an access person disposes of a reportable security acquired prior to his or her association with the Adviser and to help ensure compliance with the Code, all access persons must submit to the CCO or his designee a list of all securities holdings (the “Holdings Report”) (other than interests in Exempted Transactions discussed below) and a list of all brokers, dealers and/or banks where they maintain a securities account. This Holdings Report must be submitted through Schwab Compliance Technologies, the Firm’s automated personal trading monitoring system, within ten (10) days of commencing employment (or otherwise becoming an access person) and updated annually thereafter.

Broadmark Asset Management is sensitive to access persons’ privacy concerns and will endeavor not to unnecessarily disclose the contents of an access person’s Holdings Report.

B.	Quarterly Securities Transaction Reports:

Under Rule 204A-1 (with certain exceptions discussed below) all access persons must submit a Quarterly Securities Transaction Report covering all reportable securities

3	Exhibit B

through Schwab Compliance Technologies within 30 days after the end of each calendar quarter, listing securities transactions and any new securities accounts established at a broker-dealer or bank during the quarter, unless they are able to provide duplicate brokerage confirmations and/or statements, as described below.

C.	Required Report Information:

The following information must be included in the quarterly transaction reports described above or in the brokerage account confirmations and/or statements alternative described below:

i.

The date of the transaction, the title and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

ii.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
iii.	The price of the security at which the transaction was effected;
iv.	The name of the broker, dealer or bank with or through which the transaction was effected; and
v.	The date the access person submits the report.

Note:	If all the required information is not disclosed in Schwab Compliance Technologies, then any missing information must be provided in the Quarterly Securities Transaction Report.

D.	Exemptions to Reporting Requirements:
The following transactions are exempt from the quarterly transaction reporting requirements described above. As a result, access persons are not required to submit:

i.	Any report with respect to securities held in “managed accounts” (as defined in Exhibit A) over which the access person had no direct or indirect influence or control;
ii.	A transaction report with respect to transactions effected pursuant to an “automatic investment plan” (as defined in Exhibit A);
iii.

A transaction report if the report would duplicate information contained in broker trade confirmations or account statements provided to the Firm so long as the confirmations or statements are received no later than 30 days after the end of the applicable calendar quarter. [See Duplicate Brokerage Confirmations below.]

E.	Duplicate Brokerage Confirmations/Statements and Approved Brokerage Firms:

It is Broadmark Asset Management’s policy to require all access persons to provide all reportable securities transaction confirmations and statements generated by any broker- dealer(s) or bank(s) for all accounts in which any access person had or acquires any direct or indirect beneficial ownership. Securities transaction confirmations and statements will be provided to the Firm through Schwab Compliance Technologies via an electronic data feed from approved broker-dealers. The electronic data feed provides transaction and holdings data on a daily basis. It is the responsibility of each access person to ensure brokerage confirmations and statements are received by the Firm through Schwab Compliance Technologies for all applicable accounts in which the access person had or acquires any direct or indirect beneficial ownership. Broadmark Asset Management’s internal policy also requires all access persons to hold any personal securities trading accounts with an approved broker-dealer, which includes Charles Schwab, E*Trade, Fidelity, Interactive Brokers, Merrill Lynch, Morgan Stanley, RBC, Scottrade, TD

4	Exhibit B

Ameritrade and Wells Fargo, or Salient Trust Co., our affiliated trust company (unless a specific exception to maintain an outside securities account has been approved by the COC and/or the CCO and documented). As noted above, an access person is presumed to be a beneficial owner of reportable securities that are held by immediate family members sharing the access person’s household.

In the event the Firm does not receive the required brokerage confirmations and/or statements through Schwab Compliance Technologies within 30 days after the end of the applicable calendar quarter in which such transaction(s) occurred, each affected access person shall be required to enter all reportable securities transactions in Schwab Compliance Technologies.

F.	Non-Reportable Securities Exemptions:

Rule 204A-1 treats all securities as reportable securities, with five exceptions designed to exclude securities that present little opportunity for the type of improper trading that the access person reports are designed to uncover. The following non-reportable securities are exempt and do not require any reporting:

i.	Transactions and holdings in direct obligations of the Government of the United
States;
ii.	Money market instruments — bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;
iii.	Shares of money market funds;
iv.	Transactions and holdings in shares of other types of mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund;* and
v.	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.*

* Rule 204A-1 requires access persons to report shares of mutual funds advised by Broadmark Asset Management or an affiliate, and is designed to help advisers identify abusive trading by personnel with access to information about a mutual fund’s portfolio.

G.	Review of Reports:

The CCO or his designee shall review all initial and annual personal securities holdings reports submitted by access persons. The CCO or his designee shall also be responsible for conducting the quarterly review of all access persons’ brokerage account confirmations and/or statements (or if necessary the Quarterly Personal Securities Transaction Report) and shall identify any situation(s) where a possible violation of the Code may have occurred. Compliance Department Personnel are responsible for reviewing the transactions of the CCO. Should any possible violations of the Code be detected during these reviews, the CCO or Compliance Department Personnel shall bring the matter to the attention of the COC which shall determine what, if any, corrective action(s) is appropriate. The final determination regarding any such corrective action(s) shall rest with the COC.

H.	Non-Permitted Transactions:

Access persons are not permitted to engage in “credit default swaps” (as defined in Exhibit A).

5	Exhibit B

I.	Transactions Requiring Pre-Clearance:

All access persons are required to obtain pre-clearance through Schwab Compliance Technologies before they may acquire or dispose of any direct or indirect beneficial ownership in any reportable security including equities, ETFs, ETNs, bonds, municipal bonds, options, futures, options on commodities and financial futures, and listed closed- end funds. Open-end mutual funds do not require pre-clearance. Reportable securities approvals provided by Schwab Compliance Technologies are only transactionable for the business day in which they are received.

Access persons who wish to acquire or dispose of any reportable security may only do so if there has been no trading activity by the Firm for the prior ten business days. Any reportable security traded by the Firm in the prior ten business days, as well as securities currently on the restricted list, will be denied via pre-clearance through Schwab Compliance Technologies.

J.	Transactions Requiring Pre-Approval:

Acquisition Transactions: All access persons are required to obtain pre-approval from the CCO using the Transaction Pre-Approval Form in Schwab Compliance Technologies before they may acquire any direct or indirect beneficial ownership in any security offered in an “initial public offering” (as defined in Exhibit A) or in a “limited offering” (as defined in Exhibit A), including any “private investment in public equity” (as defined in Exhibit A).

Disposition Transactions: All access persons are required to obtain pre-approval from the CCO using the Transaction Pre-Approval Form in Schwab Compliance Technologies before they may dispose of any direct or indirect beneficial ownership in any security offered in an initial public offering or in a limited offering, including any private investment in public equity, or any credit default swaps.

In addition, any transaction in an employee stock option plan is required to be pre-approved.

K.	Transactions Requiring a Mandatory Holding Period:

All access persons are required to hold all reportable securities, including equities, ETFs, ETNs, bonds, municipal bonds, options, futures, options on commodities and financial futures, listed closed-end funds and advised open-end and closed-end management investment companies, for which they have direct or indirect beneficial ownership, for a period of not less than 30 calendar days. Money market funds and third-party mutual funds are not subject to the 30 calendar day hold.

L.	Transactions Involving Short-Swing Profits:

Reporting Persons, defined as a beneficial owner of more than 10% of any class of security registered under Section 12 of the Securities Exchange Act of 1934 (Exchange Act) and each officer and director, are strictly prohibited from engaging in trades of issuer related securities that may result directly or indirectly in short-swing profits as mandated under Section 16 of the act.

6	Exhibit B

1.5	Political Contributions

All access persons are required to obtain pre-approval from the CCO before any political contribution, including a political party payment, may be submitted by or on behalf of the Covered Associate. No Covered Associate shall, directly or indirectly, make any contribution (which includes any gift, payment, loan, advance or anything of value) to, or for the benefit of or at the request of, any “public official” (which term also includes any candidate for public office), or political party, or coordinate, or solicit any person (including any family member or political party) to make any payment to a public official, or political party without the prior review and written approval of the CCO. Except as described below, only those payments that meet the following de minimis requirements will be considered for approval by the CCO:

1. Payments that do not exceed $250 for which the Covered Associate is eligible to vote.

2. Payments that do not exceed $150 for which the Covered Associate is NOT eligible to vote.

3. Payments that do not exceed $250 to a political party, including any political action committee (PAC).

With respect to potential political contributions in excess of such de minimis amounts, the CCO shall approve or deny the potential political contribution.

“Covered Associates” (as defined in Exhibit A) include (i) any general partner, managing member or executive officer of the Firm, or other individual with similar status or function, (ii) any employee who solicits a government entity for the Firm and any person who supervises, directly or indirectly, such employee, (iii) any political action committee controlled by any person described in clauses (i) and (ii), above, and (iv) any other access person of the Adviser.

A.	Political Contribution Reports:

In order to address potential conflicts with the Code that can arise when a Covered Associate makes a political contribution, all Covered Associates must provide the CCO with a fully completed Political Contribution Report. The Political Contribution Report must be provided to the CCO in advance of any political contribution by a Covered Associate.

All Covered Associates (upon hire or otherwise) will also be required to disclose all political contributions made during the two years prior to becoming a Covered Associate. Covered Associates will disclose such political contributions using the Political Contribution Report.

The Firm is sensitive to a Covered Associate’s privacy concerns and will endeavor not to unnecessarily disclose any Covered Associate’s political contributions.

B.	Review of Reports:

The CCO or his designee shall review all political contribution reports submitted by a Covered Associate. The CCO or his designee shall also be responsible for conducting a review of potential Code conflicts. Should any possible Code conflicts be identified during such review, the CCO or other Compliance Department Personnel shall not approve the contribution request.

1.6	Reporting Code Violations

As stated above, the Adviser views violations of the Code to be a serious breach of the Firm’s rules. To ensure the Firm is made aware of any potential violations of the Code, all access persons are required to promptly report any existing or potential violation(s) of the Code to the CCO, or to the COC in the event the CCO is potentially implicated in the Code violation. Failure to do so is itself a violation of the Code and subjects the offender to Code sanctions.

7	Exhibit B

The Firm will not permit retaliation of any kind by or on behalf of the Firm or its Officers against good faith reports or complaints of violations of this Code or other illegal or unethical conduct. Any such retaliation would, in itself, be considered a violation of the Code and subject the perpetrator to Code sanctions.

The Firm encourages all access persons to talk to the CCO, Compliance Department Personnel and/or COC of the Firm about any observed violations of the Code, or when in doubt about the best course of action in a particular situation. If the individual’s concerns require confidentiality, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

1.7	Acknowledgement of Receipt and Certification of Compliance

The CCO or his designee will provide every access person with a copy of (or access to) this Code, and any amendments made thereto, within the later of ten days of the adoption of the Code (or any amendments thereto) or within ten days of such person becoming a access person of the Firm, and then annually thereafter. Each access person will be required to acknowledge that he or she has received, read, understands and has complied with (or in the case of a new access person, will comply with) the Code and any subsequent amendments. This acknowledgement and certification of Compliance is required upon commencement of employment and annually thereafter.

1.8	Record Keeping

The Chief Compliance Officer of the Firm shall be responsible for maintaining the following required records pertaining to this Code:

A.	The Code: A copy of the Firm’s Code of Ethics as adopted and implemented pursuant to Rule204A-1 that is in effect, or at any time within the past five years was in effect;

B.	Violations and Resolutions: A record of any violation of the Code, and of any action taken as a result of the violation;

C.

Acknowledgements and Certifications: A record of all acknowledgments as required by Rule 204A-1(a) (5) for each person who is currently, or within the past five years was, a access person of the investment adviser. This requirement may be satisfied in conjunction with the Firms general annual compliance certification;

D.	Access Person Lists: A record of the names of persons who are currently, or within the past five years were, access persons of the investment adviser;

E.

Holding and Transaction Reporting: A record of each holding and transaction report made by an access person as required by Rule 204A-1(b), including any information provided under paragraph (b) (3) (iii) of that section in lieu of such reports;

F.

Pre-Approval of IPO(s), Private Placements, PIPE(s) and Credit Default Swaps: A record of any decision, and the reasons supporting the decision, to approve the disposition of Credit Default Swaps, as well as the acquisition or disposition of IPO securities or private placement securities, including any PIPE, by access persons under Rule 204A-1(c), for at least five years after the end of the fiscal year in which the approval is granted; and

8	Exhibit B

G.

Pre-Approval and Reporting of Political Contributions: A record of any and all direct or indirect contributions made by the investment adviser or any of its Covered Associates to an official of a government entity, or direct or indirect payments to a political party or to a political action committee under Rule 204-2.

The CCO must keep these records in an easily accessible place for at least five years after the last date they were in effect, the first two years in an appropriate office of the Firm.

1.9 ADV	Disclosure

Form ADV Part 2A requires Advisers to describe their codes of ethics and provide any client or prospective client with a copy of the code upon request. The CCO shall be responsible for ensuring information regarding this Code is included in the Firm’s Form ADV Part 2A.

Adopted:    December 1, 2016

9	Exhibit B